Peak Adds Three New Banks to Its Lending Network; Postpones Financial Statement

Filings

MONTREAL, QUEBEC - (NEWSFILE - April 20, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced the addition of three new banks to its expanding lending network, joining a portfolio of partner financial institutions that provide loan products through its proprietary Jinxiaoer loan brokerage platform.

Shanghai Li Ying Investment Management, a Shanghai-based loan broker specialized in real-estate-backed loans and recognized as a Jinxiaoer Service Centre, was directly responsible for the addition of the three new banks to the Jinxiaoer portfolio of financial partners. Those banks are: XiBei Rural Bank, Construction Bank of China and Ping An Bank.

Peak Defers Filing Dates of Financial Statements

Peak also notes that, given the logistical delays created by the COVID-19 outbreak in the audit process of its financial statements, the Company will be forced to push the filing dates of its year-end 2019 and first quarter 2020 financial statements from April 23rd, 2020 to May 14th, 2020 and from May 28th, 2020 to June 18th, 2020 respectively.

A full list of filings that will be delayed includes: 2019 Year-End Financial Statements and MD&A, AIF, CEO

& CFO Certifications; Q1 2020 Interim Financial Statements and MD&A, CEO & CFO Certifications. The revised filing dates will not constitute regulatory defaults by the Company as the Canadian Securities Administrators have granted all issuers a 45-day extension to file their financial statements due to the impact of the COVID-19 outbreak on the operations of the listed companies.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets	Peak Positioning Technologies Inc.	Twitter: @PeakPositioning
Cathy Hume, CEO	Johnson Joseph, President and CEO	Facebook: @peakpositioning
416-868-1079 ext.: 251	514-340-7775 ext.: 501	LinkedIn: Peak Positioning
cathy@chfir.com	investors@peakpositioning.com	YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.